3-31-02

02030301

File No. 1-14748

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECEIVED
APR 0 4 2002
SEC MAIL PROCESSING SECTION
WASH, D.C. 363

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of ____march____, 2002

PROCESSED
APR 15 2002
THOMSON FINANCIAL

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

5 DELEGATSKAYA STR., MOSCOW 103091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __❄__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No __❄__

Moscow, March 28, 2002: Rostelecom announces its preliminary FY 2001 RAS results.

In 2001 the Company considerably improved its production and financial results:

- ***Domestic long distance traffic volumes grew by 25%, international long distance – by 15%;***
- ***Revenue* was up 14%** compared to 2000, reaching RUR 19 229.8 mn;***
- ***Operating profit grew by 17% to RUR 5 612 mn;***
- ***Net profit reached RUR 2 232.8 mn – 176% up year- on-year.***

Due to further network development and modernization, domestic long distance (DLD) traffic was up 25% in 2001, while total DLD revenues increased by 26% year-on-year, amounting to RUR 6 968,8 mn.

An increase in the linear part of the Integral Settlement Rate (IST) used by Rostelecom for settlements with regional operators for DLD traffic transit represents an important event of the year – linear part of the IST was raised by 25% as of July 1, 2001 and by another 25% as of January 1, 2002. As a result, 2001 Rostelecom's DLD revenues from regional operators were up 43% year-on-year.

The Company saw a 15% growth in the outgoing international long distance (ILD) traffic volumes, Rostelecom's ILD revenues derived from Russian clients, including subscribers and operators, amounted to RUR 8 331 mn – up 12% year-on-year.

Rostelecom's total revenues reached RUR 19 229.8 mn – up 14% year-on-year.

Operating costs came up to RUR 13 618 mn, growing by RUR 1 560 mn or by 13% compared to 2000.

The highest growth by 24% was seen in material costs, which is explained mainly by growth in energy and Russian producers' prices.

Payroll costs rose by 13%, other expenses were up 16%.

Amortization amounted to RUR 6 151 mn or RUR 468 mn higher than in 2000. EBITDA margin is equal to 61.2%.

Net assets amounted to RUR 16 708.9 mn as of the end of 2001. That is RUR 2 529 mn higher than in 2000, mainly due to a decrease in the Company's debt.

Long-term loans and credits went down by 44% and reached RUR 9 338.9 mn as of the end of 2001.

Absolute liquidity ratio was 0.24 or 0.11 higher than in 2000.

Financial independence ratio amounted to 0.44, which represents a year-on-year growth of 0.09.

---

* *Excluding VAT*
** *Not adjusted for inflation*

Balance-Sheet, RUR '000

	31.12.2000	31.12.2001	Change
ASSETS			
Non-current assets, incl.	**27 933 033**	**23 547 730**	**-4 385 303**
Intangible assets	698 804	23	-698 781
Fixed assets	23 611 585	19 543 286	-4 068 299
Incomplete installations	2 701 445	2 950 952	249 507
Long-term financial investments	921 199	1 053 469	132 270
Current assets, incl.	**11 821 763**	**13 426 502**	**1 604 739**
Inventories	778 962	1 174 566	395 604
VAT on obtained property	2 570 207	2 337 482	-232 725
Accounts receivable	7 336 897	7 250 612	-86 285
Short-term financial investments	57 856	1 129 842	1 071 986
Cash and cash equivalents	1 077 841	1 534 000	456 159
BALANCE	**39 754 796**	**36 974 232**	**-2 780 564**
SHAREHOLDER EQUITY AND LIABILITIES			
Shareholder equity	**14 095 922**	**16 298 968**	**2 203 046**
Charter capital	2 429	2 429	**0**
Reserves	14 965 244	14 772 981	-192 263
Retained earnings (losses, costs of cross financing)	-871 751	1 523 558	2 395 309
Liabilities, incl.	***25 658 874***	***20 675 264***	***-4 983 610***
Long-term liabilities	16 756 594	9 338 977	-7 417 617
Short-term liabilities	8 902 280	11 336 287	2 434 007
BALANCE	**39 754 796**	**36 974 232**	**-2 780 564**

Profit and Loss Statement, RUR '000

	31.12.2000*	31.12.2001	Change,%
Revenue	**16 870 215**	**19 229 816**	**14,0%**
Operating costs	-12 057 764	-13 617 637	12,9%
Operating profit	**4 812 451**	**5 612 179**	**16,6%**
Results of other operating activities	-1 393 760	-1 337 016	-4,1%
Results of other non-sales activities	-1 249 208	-169 540	-86,4%
Profit before tax	**2 169 483**	**4 105 623**	**89,2%**
Profit tax and other similar payments	-1 361 723	-1 871 390	37,4%
Net profit	**807 760**	**2 232 893**	**176,4%**

Key Ratios

	31.12.2000	31.12.2001	Change
Operating margin, %	28,53%	29,18%	0,66
EBITDA margin, %	62.2%	61.2%	-1.04
Net margin, %	4,79%	11,61%	6,82
Absolute liquidity ratio	0,13	0,24	0,11
Financial independence ratio	0,35	0,44	0,09

*** Changes in the 2000 P&L Statement**
The changes are explained by the fact that expenses financed by the net profit in 2000 were included into the 2000 P&L Statement. Certain amounts in the 2000 P&L Statement were re-grouped in order to correspond to the data in 2001 P&L Statement.

For further details please contact Anna Kareva, Head of IR, at (7 095) 973 9920 (tel.), (7 095) 787 2850 (fax) or e-mail kareva@hq.rt.ru

Golden Telecom

ROSTELECOM

FOR IMMEDIATE RELEASE

**Golden Telecom and Rostelecom Sign
Sale and Purchase Agreement Regarding Sovintel**

Moscow, March 18, 2002. Sovintel, the leading alternative provider of local, long-distance and international communication services in Russia will soon become a wholly-owned subsidiary of Golden Telecom. The sale and purchase agreement was signed on March 13 by the representatives of Golden Telecom and Rostelecom, Russian national long distance carrier.

Currently, Golden Telecom and Rostelecom each own 50% of Sovintel. Under the terms of the transaction, Golden Telecom will purchase the remaining 50% share from Rostelecom. Rostelecom will receive $56 million in cash, 15% of Golden Telecom's shares and representation on Golden Telecom's board of directors.

In November 2001, Golden Telecom and Rostelecom signed a Memorandum of Understanding regarding this transaction and commenced working on the necessary legal documents.
The signing of the sale and purchase agreement marks a significant step towards completing the transaction. The deal must still meet the approval of each company's board of directors and applicable Russian regulatory authorities.

"We are very excited about the signing of the sale and purchase agreement," said Alexander Vinogradov, President and Chief Executive Officer of Golden Telecom. "This transaction is the most important event in our history since our IPO in 1999. Upon closing, the acquisition of Sovintel will enable our financial statements to more clearly reflect the true value of Golden Telecom to our stakeholders. Furthermore, this combination will improve our cost structure due to the complementary nature of the Sovintel and Teleross, a wholly-owned subsidiary of Golden Telecom, networks and will perfectly position us for long term growth as we expand nationally. We expect to close the deal in the second quarter of 2002," he stated.

Concerning the future of Sovintel, Mr. Vinogradov confirmed the plans to merge and integrate Sovintel with TeleRoss,. "Taking into consideration that both companies are leaders in their respective telecommunications sectors, it would be logical to integrate their resources into a unified structure, which will be more powerful, more competitive and more aggressive. This is exactly what we have in mind," stressed Mr. Vinogradov.

«We are satisfied with the signing of the sale and purchase agreement. It is an important event towards implementation of our strategy aimed at optimization of investments in subsidiaries, - said Sergey Kuznetsov, General Director of Rostelecom. Till now neither we nor our partners in Golden Telecom were able to consolidate the Sovintel's business into financial statements. As a result of the deal we will receive an opportunity to re-invest the proceeds into our core business as well as to channel them to pay our debt. Moreover, we are getting liquid stock of a public company circulating on the international capital markets."

About Golden Telecom (www.goldentelecom.com; www.goldentelecom.ru)
Golden Telecom, Inc., (NASDAQ: GLDN) is the largest independent provider of integrated voice, data and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (CIS). The company offers competitive local exchange carrier services using its overlay network in Moscow, Saint Petersburg; Nizny Novgorod and Kiev data and long- distance services using a fiber optic and satellite-based network, including more than
140 combined access points in Russia and other countries of the CIS; dedicated and dial-up Internet access to businesses and consumers; Internet content through numerous web brands powered by its Russia-On-Line brand; and mobile services.

About Rostelecom (www.rt.ru)
Rostelecom is Russian national long distance operator. The company provides services to subscribers in Moscow, Russian and international operators, Internet service providers, broadcast companies and state structures across Russia. The company provides connectivity to 211 countries and has direct international lines with 75 operators in 72 countries.

About Sovintel (www.sovintel.com; www.sovintel.ru)
Founded in 1990, Sovintel is a Russian-American joint venture telecom company owned by Rostelecom and Golden Telecom Inc. Since its inception, Sovintel has grown from a young start-up into a leading independent provider in Russia. Sovintel now provides a full range of voice and data solutions, installation and maintenance of telecom equipment for corporate customers, and connectivity to over 180 countries. Sovintel offers One-Stop-Shopping and One-Stop-Billing for all local, domestic, and international services. Sovintel's success is the result of its high quality services and leading edge technologies.

Statements made in this press release, including statements concerning Golden Telecom's planned acquisition of the remaining 50% ownership interest of Sovintel and the full integration of Sovintel's operations into Golden Telecom's group of companies are forward looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Golden Telecom's and its subsidiaries' results could differ materially from those expressed or implied by such forward-looking statements. The risks and uncertainties include, but are not limited to, the possibility that Golden Telecom is unable to complete the transaction in the manner planned and with the requisite regulatory approval and that Golden Telecom is unable to execute integration strategies. Additional information concerning factors that could cause results to differ materially from those in the forward looking statements are contained in Golden Telecom's filings with the U.S. Securities and Exchange Commission, including, but not limited to, Golden Telecom's Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1 dated April 27, 2001, Registration Statement on Form S-8 filed on October 23, 2001 and Golden Telecom's Quarterly Report on Form 10-Q dated November 9, 2001.

####

FOR MORE INFORMATION, PLEASE, CONTACT:

Public relations
Golden Telecom
Boris Ivanov
e-mail: bivanov@gti.ru
tel.: (7-501) 797-9300
fax: (7-501) 797-9331

Rostelecom
Anna Kareva
e-mail: Kareva@hq.rt.ru
tel. (7 095) 973-9920
fax: (7 095) 787-2850

Information.

The Board of Directors of OAO "Rostelecom" at its February 18, 2002 meeting made decisions:

I. To include into agenda of the annual general meeting of shareholders of OJSC "Rostelecom" an item: "Approval of a new version of the Charter of the Company".

II. To include the following nominees into a voting list for Board of Directors of OJSC "Rostelecom":

1. Belov Vadim Evguenievich
2. Bilibin Yuri Alexandrovich
3. Emelianon Nikolay Pavlovich
4. Zabolotniy Igor Victorovich
5. Kuznetsov Sergei Ivanovich
6. Lopatin Alexander Vladimirovich
7. Osipchuk Anton Igorevich
8. Panchenko Stanislav Nikolaevich
9. Polishchuk Victor Abramovich
10. Ragozina Irina Mikhailovna
11. Slipenchuk Mikhail Victorovich
12. Finger Grigori Moiseevich
13. Yashin Valeri Nikolaevich

III. To include the following nominees into a voting list for Audit Commission of OJSC "Rostelecom":

1. Beliaev Konstantin Vladimirovich
2. Vodopianov Yuri Leonidovich
3. Milovantsev Dmitri Alexandrovich

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: march 29, 2002 By

V.I. Androsik

Deputy General Director